Filed by Lionheart Acquisition Corporation II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lionheart Acquisition Corporation II

Commission File No. 001-39445

MSP Recovery Enters into $3 Billion Agreement to Sell Select Healthcare Claims Recoveries to Virage Capital Management, an Anticipated New Source of Revenue for MSP

•	Transaction proceeds represent anticipated new revenue source for MSP Recovery

•	Transaction to include assignments from healthcare insurance payors, healthcare providers and self-funded entities.

September 30, 2021 04:05 PM Eastern Daylight Time

CORAL GABLES, Fla.--(BUSINESS WIRE)--MSP Recovery, LLC, (“MSP Recovery” or “MSP”), a Medicare, Medicaid, commercial, and secondary payer reimbursement recovery leader, that in July announced a planned business combination with Lionheart Acquisition Corporation II (Nasdaq: LCAPU, LCAP, LCAPW, “Lionheart” or “LCAP”), today announced an agreement to monetize up to $3 billion of select healthcare claims recovery interests to its investment partner, Virage Capital Management LP (“Virage”). This initial agreement provides the platform to create a new source of revenue for MSP Recovery.

“In the five years we have been working with Virage, they have been instrumental in helping build the scope and magnitude of our business model, having raised hundreds of millions of dollars from top notch investors”

The agreement gives Virage the right to buy recoveries otherwise due to MSP’s assignors (“Clients”) – up to an aggregate total of $3 billion. MSP’s 50% share of the recovery amount remains untouched by the agreement, which now provides an additional avenue to monetize the Clients’ 50% of the total recovery amount.

MSP Recovery is an industry pioneer in obtaining reimbursements for Medicare, Medicaid, commercial insurance, and other healthcare entities from parties which should have paid the claims in the first place. MSP acquires the assignments of these recoveries from health insurance payors, healthcare providers and self-funded entities, and uses its proprietary multi-level data analytics system to secure recoveries from responsible parties. MSP historically pays the Clients 50% of such recoveries and retains the rest.

“In the five years we have been working with Virage, they have been instrumental in helping build the scope and magnitude of our business model, having raised hundreds of millions of dollars from top notch investors,” said John H. Ruiz, CEO of MSP Recovery. “We are thrilled to enter into this ground-breaking $3 billion-dollar deal with Virage. This agreement represents MSP’s initial step toward realization of an additional revenue opportunity that will further support our market leadership in the healthcare recovery space. MSP is working hard to continue developing revolutionary systems that will provide never-before-seen solutions for patients, providers and payers.”

“Virage Capital Management LP is excited to continue and extend the successful relationship forged with MSP Recovery, LLC. Over the last five years, Virage has worked closely with the MSP management team and witnessed its ability to identify opportunities and execute on them in both the courtroom and the boardroom. Virage has been impressed by the MSP management team’s ability to adapt its business plan to the growing market opportunity. This $3 billion Assignor Interest Investment Capacity Agreement represents Virage’s confidence in MSP’s ability to continue to grow their Medicare claims inventory with assignors of claims and the continued investment interest from existing and future Virage investors,” stated Edward Ondarza, Founder and Managing Director of Virage.

“As Lionheart narrowed its search for an acquisition target, we saw MSP’s revolutionary data analytics platform as the type of explosive growth opportunity we sought for our shareholders,” stated Ophir Sternberg, Chairman and CEO of Lionheart. “The agreement announced today expands on that opportunity and gives MSP access to a new revenue stream that is incremental to the original business combination forecast. Moreover, this new agreement with Virage validates the model and provides additional upside to LCAP shareholders.”

Today’s announcement follows MSP’s filing in August of a whistleblower (“qui tam”) lawsuit against 315 auto insurers to recover billions of dollars for claims that auto insurers should have paid, but didn’t. MSP continues to find new revenue sources that were not originally part of the $32.6 billion valuation.

About MSP Recovery

Founded in 2014, MSP Recovery has become a Medicare, Medicaid, commercial, and secondary payer reimbursement recovery leader, disrupting the antiquated healthcare reimbursement system with data-driven solutions to secure recoveries against responsible parties, while providing the industry with comprehensive compliance solutions. For more information, visit: www.msprecovery.com

About Virage Capital Management LP

Established in 2013, and with total current assets under management of approximately $1.3 billion, Virage provides litigation finance solutions to established law firms and lawyers for a wide range of business purposes. Virage manages Virage Recovery Master LP, a private investment vehicle which launched in March 2018 and closed in 2020, having raised $438 million from U.S. and European institutional investors to invest in certain claims of Medicare Advantage Organizations through a joint investment vehicle with an affiliate of MSP Recovery LLC. For more information, visit: www.viragecm.com.

About Lionheart Acquisition Corporation II

Lionheart Acquisition Corporation II is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. For more information, visit: www.LCAP2.com.

Important Information and Where to Find It

In connection with the potential business combination (the “proposed business combination”), a registration statement on Form S-4 (the “Form S-4”) is expected to be filed by LCAP with the U.S. Securities and Exchange Commission (the “SEC”). The Form S-4 will include a preliminary proxy statement / prospectus to be distributed to holders of LCAP’s common stock in connection with LCAP’s solicitation of proxies for the vote of its stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus relating to the offer and sale of securities to be issued in connection with the completion of the business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. LCAP and MSP urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the proxy statement/prospectus included therein and the amendments thereto as well as any other documents filed with the SEC in connection with the proposed business combination as these materials will contain important information about MSP, LCAP and the proposed business combination. After the Form S-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to LCAP’s stockholders as of the record date established for voting on the proposed business combination. LCAP’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Lionheart Acquisition Corporation II, 4218 NE 2nd Avenue, Miami, Florida 33137.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies

This communication is not a solicitation of a proxy from any investor or securityholder. LCAP, MSP, and their respective directors, executive officers and other members of their management and employees, including John Ruiz and Frank Quesada, may, under SEC rules, be deemed to be participants in the solicitation of proxies of LCAP’s stockholders in connection with the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of LCAP’s directors and executive officers in LCAP’s Annual Report on Form 10-K filed with the SEC on March 31, 2021, as amended, and other reports filed with the SEC. Additional information regarding the participants will also be included in the Form S-4 that includes the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

Cautionary Note Regarding Forward Looking Statements

This communication includes forward looking statements within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”) and Section 27A of the Securities Act, which include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These statements are often accompanied with or by words such as “expects”, “plans”, “ projects”,” forecasts”,” estimates”,” intends”, “expects”, “anticipates”, “seeks”, “ targets”, “continues”, “ believes”, “opinion”, “will”, “could”, “future”, “growth”, or “may” (or the negatives thereof) or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward looking statements include, but are not limited to, statements regarding MSP’s plans, goals and objectives, forecasts, budgets or projections and any related assumptions, statements and projections regarding projected MSP claims by paid amounts, projected recovery percentages, forecasts relating to key revenue drivers, earnings growth, gross and cumulative recoveries and the implied enterprise value and LCAP’s and MSP’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. There is no guarantee that prospects or results or the timing of events included or referred to in this communication will be achieved or that MSP will be able to implement successfully its investment strategy or achieve its investment objectives or return targets. Accordingly, we caution you against relying on forward-looking statements. Forward looking statements also are subject to a number of significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those express or implied in the forward-looking statements. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of management and are not predictions of actual performance. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are inherently subject to significant business, economic and competitive uncertainties and contingencies, and are beyond the control of MSP and LCAP and are difficult to predict. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Factors that may cause such differences include, but are not limited to, the occurrence of any event, change, or other circumstances that could give rise to the termination of the Membership Interest Purchase Agreement (the “Agreement”); the outcome of any legal proceedings that may be instituted against LCAP or MSP or their affiliated companies following the announcement of the proposed business combination; the inability to complete the proposed business combination on the expected time frame or at all, including due to failure to obtain approval of LCAP’s stockholders, certain regulatory approvals, or the satisfaction of other conditions to closing in the Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the proposed business combination to fail to close; the inability to obtain or maintain the common stock listing on the Nasdaq Stock Market following the proposed business combination; a delay or failure to realize the expected benefits of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things: future economic, financial, lending, competitive and market conditions, including healthcare spending fluctuations; future costs of and returns on capital; leverage and lending costs and terms; operating costs and future business, investment, holding and sale decisions and costs; the risks associated with MSP’s business, including, among others, MSP’s ability to capitalize on its assignment agreements and recover monies that were paid by the assignors; litigation results; the validity of the assignments of claims to MSP; a determination that MSP’s claims are not reasonable, related or necessary; the failure of MSP’s clients to renew their agreements with MSP (or terminate those agreements early); MSP’s claims being within applicable statutes of limitations; the inability to successfully expand the scope of MSP’s claims or obtain new data and claims from MSP’s existing assignor base or otherwise; the limited number of MSP’s assignors and the associated concentration of MSP’s current and future potential revenue; internal improvements to claims and retail billing processes by MSP’s clients that reduce the need for and revenue generated by MSP’s products and services; healthcare spending fluctuations; programmatic changes to the scope of benefits and limitations to payment integrity initiatives that reduce the need for MSP’s services; delays in implementing MSP’s services to its claims; system interruptions or failures; cyber-security breaches and other disruptions that could compromise MSP’s data; MSP’s failure to maintain or upgrade its operational platforms; MSP’s failure to innovate and develop new solutions, or the failure of those solutions to be adopted by MSP’s existing and potential assignors; MSP’s failure to comply with applicable privacy, security and data laws, regulations and standards, including with respect to third party providers; changes in legislation related to healthcare programs and policies; changes in the healthcare market; negative publicity concerning healthcare data analytics and payment accuracy; competition; successfully protecting MSP’s intellectual property rights; the risk that third parties may allege infringement of their intellectual property; changes in the healthcare regulatory environment and the failure to comply with applicable laws and regulations or the increased costs associated with any such compliance; failure to manage MSP’s growth; the inability to attract and retain key personnel; MSP’s reliance on its senior management team and key employees and the loss it could sustain if any of those employees separated from the business; the failure of vendors and providers to deliver or perform as expected, or the loss of such vendors or providers; MSP’s geographic concentration; MSP’s relatively limited operating history, which makes it difficult to evaluate its current or future business prospects; the impact of the ongoing COVID-19 pandemic; and the risk that MSP may not be able to develop and maintain effective internal controls. The foregoing list of factors is not exhaustive. If any of these risks materialize or MSP’s assumptions prove incorrect, actual results may differ materiality from the results implied by these forward-looking statements. There may be additional risks that we do not presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in LCAP’s most recent filings with the SEC and will be contained in the Form S-4, including the proxy statement/prospectus, to be filed with the SEC in connection with the proposed business combination. This communication speaks only as of the date indicated, and the statements, expressions, information and data included therein may change and may become stale, out-of-date or no longer applicable. We do not have, and do not undertake, any obligation to update, amend or revise this communication (or to provide new, amended or revised materials), including with respect to any forward-looking statements, whether as a result of new information, future events, changed plans or circumstances or any other reason, except as required by law. The communication should not be relied upon as representing our assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the communication, including the forward-looking statements.

Contacts

For Media:
ICR, Inc.
MSP@icrinc.com

For Investors:
ICR, Inc.
Marc Griffin
Marc.Griffin@icrinc.com